U.S. SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                                  (Check One):

[X] Form 10KSB [ ] Form 20F [ ] Form 11K [ ] Form 10QSB [ ] Form N-SAR

For Period Ended:  March 31, 2001
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[ ]  Transition Report on Form 10-KSB
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-QSB
[ ]  Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not applicable.

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PART I - REGISTRANT INFORMATION
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Full Name of Registrant:            Vega-Atlantic Corporation

Former Name if Applicable:

Address of Principal Executive
Office (Street and Number):         4600 South Ulster St., Suite 240

City, State and Zip Code:           Denver, Colorado 80237

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PART II - RULES 12b-25(b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE
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State below in reasonable detail the reasons why the Form 10-KSB, 20-F, 11-K,
10-QSB or N-SAR or the transition report or portion thereof could not be filed within the prescribed period.

     On May 2, 2000, Vega-Atlantic Corporation, a Colorado corporation (the "Company") entered into a share purchase and sale agreement (the "Acquisition Agreement") with Golden Thunder Resources Ltd. to purchase approximately 80% of the issued and outstanding shares of common stock of Tun Resources, Ltd., a Canadian corporation ("Tun Resources"). Pursuant to the terms of the Acquisition Agreement and extensions thereto, the Company was required to provide certain amounts of funding by certain dates with an aggregate amount of $1,180,000 due by February 15, 2001. During the past fiscal year, the Company has been unable to timely provide certain funding amounts by such dates and, therefore, has received extensions pursuant to addendums to the Acquisition Agreement. The prior addendum required the Company to provide the aggregate amount of $1,180,000 by February 15, 2001.

     On December 12, 2000, the Company provided a letter of offer to Golden Thunder that outlined a revised offer to purchase the remaining 20% of Tun Resources and to repurchase all of the Company shares of common stock from Golden Thunder. On or about the same date, the Company presented the letter of offer at a meeting of the board of directors of Golden Thunder who were all in attendance. In subsequent meetings, the Company had obtained the agreement of three of the four board members of Golden Thunder who asked the Company to increase its revised offer to $113,750, and the Company provided an amended letter of offer on February 9, 200l regarding the revised offer (the "Letter Offer"). The Company obtained verbal agreement from three of the four board members of Golden Thunder that the Letter Offer would be provided to the shareholders of Golden Thunder at their next annual meeting and to the CDNX (Canadian Stock Exchange) for approval. On February 9, 2001, the Company issued a letter to Golden Thunder requesting an extension to the funding commitment requirement outlined in the Acquisition Agreement until such time as the shareholders of Golden Thunder voted to accept or reject the Letter Offer.

     As of the date of this 12b-25, the Company has not received an extension to the funding commitment requirement in the Acquisition Agrement beyond February 15, 2001, and the Letter Offer has not been presented to the shareholders of Golden Thunder or the CDNX for approval. Golden Thunder has not defined its position with respect to the Letter Offer or its position with respect to the Acquisition Agreement. As a director consequence, the Company will not be consolidating the financial records of Tun Resources into its financial statement. Therefore, the Company needs additional time to adequately prepare its financial statements for fiscal year ended March 31, 2001.

     The audited financial statements for fiscal year ended March 31, 2001 will be filed on or before July 14, 2001.

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PART IV - OTHER INFORMATION
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(1)      Name  and  telephone  number  of  person  to  contact  in  regard to this notification: Diane D. Dalmy  303.985.9324

(2) Have all other period reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months o for such shorter period that the registrant was required to file such reports(s) been filed? If the answer is no, identify report(s).
                                 [X] Yes [ ] No.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                             Vega-Atlantic Corporation
                        --------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: June 29, 2001                              By: /s/ Grant Atkins
      -------------                              -------------------------------
                                                 President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).